Exhibit (e)(14)

NON-DISCLOSURE, INTELLECTUAL PROPERTY,

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement (the “Agreement”) is entered into on January 5, 2022 between Chembio Diagnostics, Inc., a Nevada corporation (the “Company”), and Lawrence J. Steenvoorden (the “Executive” and, together with the Company, the “Parties”). This Agreement is entered into in accordance with the Employment Agreement entered into by the Parties on December 30, 2021 and effective as of the date hereof (the “Employment Agreement”).

In consideration of the mutual covenants, promises and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Confidentiality.

(a)	The Executive hereby warrants, covenants and agrees that, without the prior express written consent of the Company and unless required by law, court order or similar process, the Executive shall hold in the strictest confidence, and shall not disclose to any person, firm, corporation or other entity, any and all of the Company’s information, including, for example, any data related to (i) drawings, sketches, plans or other documents concerning the Company’s strategies, business or development plans, customers or suppliers, and research and development efforts, (ii) the Company’s development, design, construction or sales and marketing methods or techniques, or (iii) the Company’s trade secrets and other “know-how” or information not of a public nature, regardless of how such information came to the custody of the Executive (collectively, clauses (i), (ii) and (iii) of this Section (a), “Information”). For purposes of this Agreement, Information shall include any information regarding a formula, pattern, compilation, program, device, method, technique or process that (A) derives independent economic value, present or potential, not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and (B) is the subject of Company efforts.

(b)	In the event the Executive is required by law, court order or similar process to disclose any Information, the Executive shall provide immediate notice of such obligatory disclosure prior to such disclosure, so that the Company, at its sole option, may attempt to seek a protective order or other appropriate remedy to preclude such disclosure.

(c)	Upon the Executive’s termination, the Executive agrees to return to the Company all Company Information, including documents (and all copies thereof), any other Company property in the Executive’s possession or control, and any materials of any kind that contain or embody any proprietary or confidential material of the Company.

(d)	The warranties, covenants and agreements set forth in this Section 1 shall not expire, shall survive this Agreement, and shall be binding upon the Executive without regard to the passage of time or any other event.

2.	Company’s Right To Inventions and Discoveries.

(a)	“Inventions” means all improvements, discoveries, inventions, works of authorship, mask works, computer programs, source and object codes, writings, formulas, ideas, processes, techniques, know-how and data, made or conceived or reduced to practice or developed by the Executive, either alone or jointly with others as a result of employment at the Company or one of its affiliates. “Proprietary Rights” means all trade secret, patent, copyright, trademark, trade name, service mark, and other intellectual property rights throughout the world. Inventions and Proprietary Rights do not include inventions that the Executive developed entirely on the Executive’s own time without using the Company’s equipment, supplies, facilities, or Information except for those inventions that either relate to the Company’s actual or anticipated business, research or development or that result from work performed by the Executive for the Company.

(b)	The Executive hereby assigns and agrees to assign in the future to the Company all of the Executive’s right, title and interest in and to any and all Inventions and all Proprietary Rights, whether or not subject to protection under the patent, copyright, trademark or industrial design laws, made or conceived or reduced to practice or learned by the Executive (solely or jointly with others) during the Executive’s employment with the Company and for a one-year period after the Executive’s termination of employment with the Company (collectively “Assigned Intellectual Property”). The Executive further agrees that all Assigned Intellectual Property is the sole property of the Company.

(c)	The Executive agrees to promptly notify and fully disclose to the Company all Assigned Intellectual Property, and will take such steps as are deemed necessary to maintain complete and current records of same. The Executive will, at the Company’s request and expense, whether during or after employment, take such steps as are reasonably necessary to assist the Company in securing, maintaining, defending or enforcing any title and right to Assigned Intellectual Property.

3.	Non-Compete and Non-Solicit.

(a)	The Executive acknowledges and recognizes the highly competitive nature of the Company’s business and that the Executive’s duties hereunder justify restricting the Executive’s further employment following any termination of employment. The Executive further acknowledges and understands that the Company recognizes the Executive’s importance and value to the Company and thus has provided the Executive with the overall compensation package described in the Employment Agreement (or as such compensation may be amended from time to time) to induce the Executive to enter into this Agreement.

(b)	The Executive agrees that so long as the Executive is employed by the Company, and for a period of one year following the termination of this Agreement, the Executive shall not, directly or indirectly:

(i)	induce or attempt to induce any employee of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any other employee;

(ii)	except when acting at the request of the Company on behalf of or for the benefit of the Company, induce suppliers, subcontractors, customers, agents, or other sources of material, services, or distribution of the Company’s business under contract or doing business with the Company to terminate, reduce, alter or divert business with or from the Company; and

(iii)	either as a principal, agent, employee, employer, consultant, partner, member or manager of a limited liability company, shareholder of a company that does not have securities registered under the Securities Exchange Act of 1934 (the “1934 Act”), or a shareholder in excess of one percent of a company that has securities registered under the 1934 Act, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that directly competes with the business activities of the Company in or about any market in which the Company is, or has publicly announced a plan for doing business.

The Executive further covenants and agrees that the restrictive covenants set forth in this Section 3(b) are reasonable as to duration, terms, and geographical area and that the same protects the legitimate interests of the Company, imposes no undue hardship on the Executive, and is not injurious to the public.

(c)	The covenant set forth in Section 3(iii) shall not apply if the Executive’s employment is terminated within twelve months of a Change in Control (as defined in the Employment Agreement, as it may be amended from time to time). Ownership by the Executive, for investment purposes only, of less than one percent of any class of securities of a corporation if said securities are listed on a national securities exchange or registered under the 1934 Act shall not constitute a breach of the covenant set forth in Section 3(iii).

(d)	The Executive acknowledges and understands that, by virtue of his position with the Company, he will have exposure to various entities with which the Company does business or is in discussions to do business. Accordingly, the Executive hereby covenants and agrees that, so long as he is employed by the Company, he will not, except with the prior written consent of the Company, solicit or enter into any discussions for a position of employment with any such entities.

(e)	It is the desire and intent of the Parties that the provisions of this paragraph be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section 3 shall be adjudicated to be invalid or enforceable, this Section 3 shall be deemed amended to apply in the broadest allowable manner and to delete therefrom the portion adjudicated to be invalid or unenforceable, such amendment and deletion to apply only with respect to the operation of this Section 3 in the particular jurisdiction in which that adjudication is made.

4.	Remedies. If there is a breach or threatened breach of any provision of Section 1, 2 or 3, the Company will suffer irreparable harm and shall be entitled to an injunction restraining the Executive from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

5.	Review by Executive. The Executive represents and agrees that he (a) has been advised by the Company to discuss all aspects of this Agreement with his attorney and, to the extent he desires, has done so, (b) has carefully read and fully understands all of the provisions of this Agreement, and (c) is entering into this Agreement voluntarily.

6.	Miscellaneous.

(a)	It is the clear intention of the Parties that no term, provision or clause of this Agreement shall be deemed to be invalid, illegal or unenforceable in any respect, unless such term, provision or clause cannot be otherwise construed, interpreted, or modified to give effect to the intent of the Parties and to be valid, legal or enforceable. The Parties specifically charge the trier of fact to give effect to the intent of the Parties, even if in doing so, invalidation of a specific provision of this Agreement is required to make the Agreement consistent with the foregoing stated intent. In the event that a term, provision, or clause cannot be so construed, interpreted or modified, the validity, legality and enforceability of the remaining provisions contained herein and other application(s) thereof shall not in any way be affected or impaired thereby and shall remain in full force and effect.

(b)	The waiver by the Company or the Executive of the breach of any provision of this Agreement by the other Party shall not operate or be construed as a waiver of any subsequent breach by that Party.

(c)	This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of laws principles thereof or to those of any other jurisdiction that, in either case, could cause the application of the laws of any jurisdiction other than the State of New York. The Executive hereby expressly consents to personal jurisdiction in the state and federal courts located in Suffolk County, New York for any lawsuit filed there against him by the Company arising from or relating to this Agreement.

(d)	All notices, requests, consents, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by electronic mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next day (other than a Saturday, Sunday or other day on which commercial banks in the New York, New York, are authorized or required to close) if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section (d):

If to the Company:	Chembio Diagnostics, Inc.
555 Wireless Boulevard
Hauppauge, New York 11788
Attention: Chief Executive Officer
Email: [**]

If to the Executive:	Lawrence J. Steenvoorden
[**]
[**]
Email: [**]

(e)	This Agreement shall be binding upon the Executive and the Company and shall benefit the Company and its successors and assigns. This Agreement shall not be assignable by the Executive.

(f)	For purposes of this Agreement:

(i)	headings used in this Agreement are for convenience of reference only and shall not, for any purpose, be deemed a part of this Agreement;

(ii)	any references in this Agreement to a Section refer to a Section of this Agreement, unless specified otherwise;

(iii)	the words “include” and “including” shall not be construed so as to exclude any other thing not referred to or described;

(iv)	the word “or” is not exclusive;

(v)	unless the context otherwise requires, (A) references in this Agreement to an agreement, instrument or other document mean such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (B) references in this Agreement to a statute mean such statute as amended from time to time and include any successor legislation thereto and any rules and regulations promulgated thereunder; and

(vi)	this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

*          *          *

In Witness Whereof, the Parties have executed, or caused to be executed, this Agreement as of the date first set forth above.

Lawrence J. Steenvoorden	Chembio Diagnostics, Inc.

/s/ Lawrence J. Steenvoorden	By:	/s/ Richard L. Eberly
Chief Executive Officer and President